Exhibit 10.15

RESPONSE to SMARTHEAT, INC. REQUEST for PROPOSALS

1.  This Response is submitted on behalf of the individuals listed on Exhibit A (“Buyers”).

2.  Subject to Due Diligence, Buyers are interested in a acquiring all of SmatHeat’s direct and indirect interest in the following subsidiaries of SmartHeat (“Target Companies”):
●	SmartHeat Taiyu (Shenyang) Energy Technology Co., Ltd.
●	Siping North Energy Technology Co.,Ltd.
●	SmartHeat （Shenyang）Energy Equipment Co., Ltd,
●	Hohhot Ruicheng Technology Co., Ltd. (51% interest)
●	Urumchi XinRui Technology Limited Liability Company

3.  After negotiation with SmartHeat, Buyers’ valuation for these companies, including their respective interests in their respective subsidiaries, is  CNY  ¥13,500,000--subject to confirmation of Buyers’ valuation assumptions.  Buyers’ valuation is based, in part, upon what Buyers believe to be the fundamentals of these companies, their respective assets and balance sheet and off-balance sheet liabilities and long term obligations, their competitive situation and, in part, upon the current fair market valuation of these companies based on the following factors:
●	Current market capitalization of SmartHeat, Inc. as reflected in the public trading market for SmartHeat’s common stock (6,033,400 shares @ $0.30-$0.35 per share)
●	Buyers estimate of the prorata portion of SmartHeat’s net assets, net revenues, contribution margins and overhead costs accounted for by the Target Companies
●	An Adjustment Factor to take into account relevant financial and nonfinancial considerations

4.  Buyers would consider acquiring less than all, and even less than 51%, of SmartHeat’s interest in the Target Companies, but in such event Buyer would further adjust its valuation to reflect an appropriate discount and would prefer in this situation that the investment be structured as an investment into the Target Companies ( a “Buy-in”) rather than a purchase from SmartHeat (a “Buy-out”) of its equity interest.  This is based on Buyers’ belief that additional investment will be required to sustain the Target Companies and that SmartHeat’s current financial condition will not allow it to make its prorata on-going contributions.

5.  This Proposal is subject to Due Diligence, negotiation and execution of a Definitive Agreement, approval by SmartHeat’s Board of Directors and Stockholders, approval by SmartHeat’s secured creditor, and receipt by all necessary regulatory and governmental approvals.

6.  Buyers understand that this Proposal is being submitted as part of a Stalking Horse Process.  If this Proposal is accepted as a Stalking Horse Proposal and SmartHeat proceeds to seek competing proposals using this Proposal as a Stalking Horse, then SmartHeat, Inc. unconditionally agrees to pay Buyers, as reimbursement of its costs and expenses, a Stalking Horse Fee of CNY ¥600,000.

7.  This Proposal is governed by the law of the P.R.C. and will stay open until 10:00 pm (China time) on Wednesday, September 18, 2013.  Unless accepted prior thereto, this Proposal will thereafter be of no force and effect.

8.  If this Proposal is accepted, it is intended that this Proposal will be superseded by the terms of the Definitive Agreement contemplated herein.  Unless extended, this Proposal will become void unless a Definitive Agreement is entered into by the parties no later than October 10, 2013.

Submitted on September 10, 2013 by the undersigned on behalf of all of the Buyers.

Signature/Chop:
/s/ Hongjun Zhang

Accepted:

SMARTHEAT, INC.

By: /s/ Oliver Bialowons   Date:  September 23, 2013
          Oliver Bialowons, President